

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 5, 2016

William Pate
Chief Executive Officer
Par Pacific Holdings, Inc.
One Memorial City Plaza
800 Gessner Road, Suite 875
Houston, Texas 77024

> **Re: Par Pacific Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2016**
> **File No. 333-214593**

Dear Mr. Pate:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Selling Security Holders, page 13

1. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares beneficially owned by EGI Investors, L.L.C. or explain to us why you do not believe this disclosure is required. It appears that Equity Group Investments, the parent of EGI Investors, L.L.C., has entered into a financing arrangement with you. See Item 507 of Regulation S-K. For additional guidance, refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: E. James Cowen, Esq.
        Porter Hedges LLP